[Forest City Enterprises, Inc. Letterhead]
January 15, 2010
VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc. Form 10-K for the year ended January 31, 2009 Filed on March 30, 2009 Definitive Proxy Statement on Schedule 14A Filed on April 21, 2009 File No. 001-04372
Dear Mr. Woody:
     Forest City Enterprises, Inc. (the “Company”) has received your letter dated December 15, 2009 regarding comments to the above-referenced filings and our August 6, 2009 and October 29, 2009 response letters. We appreciate the Division’s review and are hereby providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the year ended January 31, 2009
Financial Statements
N. Commitments and Contingencies, page 130
     1. We note your response to prior comment 1 in your letter dated October 29, 2009. Please be advised that we are currently evaluating your response and that we may have further comment in the future.
     We will respond to any further comments you may have in the future.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2009
Compensation Discussion and Analysis
General
     2. We have reviewed your response from your letter dated August 6, 2009 to comment 4 of our comment letter dated July 23, 2009. It remains unclear that disclosure of such targets is likely to cause you significant competitive harm. Please disclose these targets in future filings and tell us what the revised disclosure would look like.
In our future filings we will revise our Compensation Discussion & Analysis to disclose, to the extent used, performance targets and actual results approved by our Compensation Committee to determine incentive and performance share awards. However, consistent with our corporate policy, we do not provide future guidance to investors regarding these measures. Accordingly, our disclosure will only include the historical targets and actual results for the performance period just ended. As noted in the Compensation Discussion & Analysis section of our proxy filed in April of 2009, given the impact of current economic conditions on the lending and capital markets at the time, particularly for real estate, the Committee decided to replace the corporate and business unit Total Return measures used in prior years with a Corporate Liquidity measure. The change was made at the time to address the substantial reduction in the availability of and access to capital associated with the volatility in the financial markets and the actions we have taken to preserve our liquidity in response to reduced lending levels.
The following proposed disclosure assumes the continuation of current conditions and policies, using our 2009 fiscal year performance period measures of Corporate EBDT per share and Corporate Liquidity, and will be subject to change as appropriate based upon future actions taken by the Compensation Committee, within their discretion:
For the 2009 fiscal year performance period, the Compensation Committee based amounts earned under our annual Executive Short-Term Incentive Plan (STIP) on actual versus target performance for Corporate EBDT per share and Corporate Liquidity. Each eligible Named Executive Officer had 50% of their award opportunity tied to EBDT per share and 50% was attributable to results pertaining to an internally derived Corporate Liquidity measure.
For the 2009 fiscal year performance period, the target for earning 100% of the award attributable to the EBDT per share component was $X.XX, and the threshold for earning 50% of the target award for this measure was $X.XX. A maximum level award of 200% for this component would be earned if actual EBDT per share was at least 120% of the target, or $X.XX. Actual performance was $X.XX per share, which resulted in XXX% of the target award being earned.

The Corporate Liquidity measure under the STIP adopted for the 2009 fiscal year performance period was based on cash generated to operate the business and meet investment obligations. For the 2009 fiscal year performance period, the target for earning 100% of the award attributable to this component was to generate sufficient cash during the year without increasing our recourse debt to meet our operating requirements and investment obligations. A maximum level award of 200% for this component would be earned if net cash generated was $XXX or more than that required to meet these operational and investment obligations, and no payment would be earned if net cash used during the performance period for these purposes was greater than $XX million. Actual performance was net cash generated (used) of $XXX resulting in XXX% of the target award being earned.
In terms of award opportunities under our cash-based Executive Long-Term Incentive Plan or for performance share grant purposes, we will include, as appropriate, similar disclosure language to that shown above for the STIP in future proxy statements for the fiscal year in which the multi-year performance targets are adopted.
     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien Robert G. O’Brien
Executive Vice President and Chief Financial Officer

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